April 17, 2025

Robert Bennett
Chief Executive Officer
LightWave Acquisition Corp.
2735 Sand Hill Road
Menlo Park, CA 94025

       Re: LightWave Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 21, 2025
           CIK No. 0002061379
Dear Robert Bennett:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, or success fees to your sponsor or management. On page 38 and elsewhere, you refer to this fee only being paid to independent directors, advisors, or their affiliates. Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of the
       purchasers    equity interests. Please refer to Items 1602(a)(3) of
Regulation S-K.

Anticipated expenses and funding sources, page 28

2.     We note your statement that    we may pay our expenses only from such
interest
 April 17, 2025
Page 2

       withdrawn from the trust   .    Please revise to clarify whether you can
withdraw
       interest from the trust to pay any expenses or just for    taxes payable
  . If appropriate,
       revise throughout the prospectus.
The Offering
Conflicts of Interest, page 39

3. We note your disclosure on page 44 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 148. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David J. Levine, Esq.